OPORTUN FINANCIAL CORPORATION

2 Circle Star Way

San Carlos, CA 94070

VIA EDGAR

September 23, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Erin Purnell
Michael Clampitt
David Irving
Gus Rodriguez

RE:	Oportun Financial Corporation
Registration Statement on Form S-1, as amended (File No. 333-232685)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Oportun Financial Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on September 25, 2019, or as soon thereafter as possible, or at such later time as the Registrant may request by telephone to the Staff. The Registrant hereby authorizes each of Eric Jensen, Robert Phillips, Calise Cheng and Clark Chu of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Calise Cheng of Cooley LLP at (650) 843-5172 or, in her absence, Clark Chu of Cooley LLP at (650) 843-5953.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Registrant’s request for acceleration of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

Oportun Financial Corporation

/s/ Jonathan Coblentz
By:	Jonathan Coblentz
Title:	Chief Financial Officer and
Chief Administrative Officer

[Signature Page to Company’s Acceleration Request]